October 28, 2011

Via EDGAR Correspondence

Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Valley Forge Composite Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 000-51420

Dear Mr. Shenk:

This letter is in response to the comment letter, dated September 29, 2011, addressed to Mr. Louis J. Brothers, President, Chief Executive Officer and Chief Financial Officer of Valley Forge Composite Technologies, Inc. (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K and Form 10-Q referenced above.  For your convenience, we have reproduced the Staff’s comments preceding our responses below.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.  Your discussion in the third paragraph here and in the June 30, 2011 Form 10-Q in this section focuses solely on cash inflow. Your discussion should be balanced with cash outflows incurred and anticipated, particularly in regard to operating activities and the prospects of such given your circumstances and present limited customer base. Please revise accordingly.

Response

The Company will revise future filings to include a balanced discussion of cash inflows and cash outflows incurred and anticipated, particularly in regard to operating activities and the prospects of such given our circumstances and present limited customer base.
Future filings will include expanded disclosure similar to the following:

Historically, we have relied on revenues, debt financing and sales of our common stock to satisfy our cash requirements. For the year ended December 31, 2010, we received cash proceeds of $16,782,487 from sales of various products, $335,365 from customer deposits, and $245,714 from amounts received for the exercise of warrants resulting in the issuance of common stock.  Our cash outflows for the year consisted of net inventory purchases of $848,652, marketable securities purchases of $508,442, equipment purchases of $131,114, repayment of convertible debenture of $42,000, and repayment to shareholder of $91,712. For the year ended December 31, 2009, we received cash proceeds of $3,103,615 from sales of various products, $858,400 from deferred revenues and $337,500 from sales of our common stock. Our cash outflows for the year consisted of net inventory purchases of $89,628, equipment purchases of $3,196, and repayment to shareholder of $110,000.

While our customer base is limited, so is the number of competing suppliers worldwide.  We have developed a reputation with our customers of delivering high quality products on time and at competitive prices.  While we cannot be certain they will remain customers, we believe that our current relationship with our customers will continue.  We also believe the market for our specific products will grow in the future based on customer feedback regarding future expectations.

2.  You disclose here and in the June 30, 2011 Form 10-Q that you: (i) anticipate that income from sales of products will be sufficient to finance ongoing capital, (ii) intend to finance operations primarily with the revenue from product sales, and (iii) expect revenues will be realized to support operations. However, your negative cash flows from operating activities in the current periods in both filings suggest otherwise. Please provide the basis for your statements or balance your discussion as appropriate relative to your circumstances.

Response

For the year ended December 31, 2010, we had negative cash flows from operations due primarily to changes in accounts receivable and inventories.  We had an increase in accounts receivable of $1,892,782 that was due to a longer than anticipated collection from our customers and an increase in inventories of $848,652 at December 31, 2010 of which $509,071 was shipped seven days after the year end and had a negative impact on our operating cash flows at December 31, 2010.  We expect cash flows from operations to improve in 2011 as cash receipts from customers and cash payments to vendors will be more correlated due to the extended payment terms we have received from vendors. Further, we believe our cash and investment reserves are satisfactory to fund any potential operating shortfalls.

For the six months ended June 30, 2011, we had negative cash flows from operations due primarily to changes in accounts receivable and inventories.  We had an increase in accounts receivable of $2,861,974 that was due to a longer than anticipated collection from our customers, an increase in inventories of $642,987, and a reduction in advance payments received from customers which had negative impacts on our cash flows.  We expect cash flows from operations to improve in 2011 and 2012 as cash receipts from customers and cash payments to vendors will be more correlated due to the extended payment terms we have received from vendors.  Further, we believe our cash and investment reserves are satisfactory to fund any potential operating shortfalls.

Results of Operations

Summary Comparison Operating Results, page 28

3.  We note your disclosure here and in your June 30, 2011 Form 10-Q that increases in revenues are due to an "increase in efforts in this area." Please expand your disclosure to provide a more meaningful discussion in regard to changes in sales between comparable periods. For example, explain the extent to which your increased efforts included/reflected the introduction of new products, the entrance into new markets, the identification of new customers, the use of new marketing and distribution practices or channels, increased demand by/expanded contracts with existing customers with explanation for the increase (if known) and/or any other factors that may have contributed to the increase in the amount of revenue reported between comparable periods.

Response

The Company will revise future filings to provide a more meaningful discussion in regard to changes in sales between comparable periods.

As an example, the Company included the following disclosure in its Form 10-K for the fiscal year ended December 31, 2010:

To date, no revenues have been attributable to sales of ODIN or THOR.  All sales for 2010 and 2009 have been for Aerospace Products.  We have experienced a significant increase in revenues in 2010 due to an increase in efforts in this area.

Future filings will include additional disclosure similar to the following:

The Company’s increase in revenues is related to an increase in momentum wheel sales partly due to a multinational competitor having production problems, allowing the Company to service its competitor’s customers.  When the opportunity arose in 2009, the Company began focusing more on relationships with its existing momentum wheel customers, resulting in increased sales.  Sales, primarily for momentum wheels, were $3,202,815 in 2009 and $18,675,269 in 2010.  All of these sales were concentrated among a few customers.

4.  We note that you do not include a comparative discussion of cost of sales or gross profit as a percentage of sales (i.e., gross profit margin) here or in your June 30, 2011 Form 10-Q. Please revise your disclosure, accordingly. Discuss the changes in either or both of sales and costs of sales that were the primary drivers of material changes in the gross profit margins on a relative basis between comparative periods.

Response

The Company will revise future filings to include a comparative discussion of cost of sales or gross profit as a percentage of sales (i.e., gross profit margin).

Future filings will include disclosure similar to the following:

Our gross profit margins have increased for the year ended December 31, 2010, compared with the year ended December 31, 2009.  We have seen an increase of our gross margin to 14% from 8% for the years ended December 31, 2010 and 2009, respectively.  The increase in profit margin for the year ended December 31, 2010 was due to the increase in sales volume and a reduction in cost of sales due to increased buying power for the components used to make the momentum wheels.  The Company’s goal is to achieve a gross profit margin of 15-20% on future sales.

5.  You state here and in the June 30, 2011 Form 10-Q that your operating expenses have increased, but you have not explained why. Please revise your disclosure to analyze and discuss the underlying reasons for all material variances in amounts presented on the face of your statement of operations. Refer to Instruction 4 to paragraph 303(a) of Regulations S-K for further guidance.

Response

The Company will revise future filings to analyze and discuss the underlying reasons for all material variances in amounts presented on the face of our statement of operations.

Future filings will include expanded disclosure similar to the following:

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
	2010	2009	Percent Change
Selling and administrative expenses	1,596,780	1,168,642	37%
Share-based payments	1,864,279	32,550	5,627%
Warrant expense	-	446,223	(100)%
Total operating expense	3,461,059	1,647,415	110%

Selling and administrative expenses increased $428,138 in 2010 compared to 2009 which is attributable to the following: 1) the hiring of two additional employees; 2) legal expenses stemming from an arbitration proceeding and 3) increased activity in ongoing litigation in Florida and Utah. Costs related to engineering for specific customer contracts are included in cost of sales. Total operating expenses were 18.5% and 51.4% of sales for 2010 and 2009, respectively.

Loss from operations Loss from operations totaled $863,421 (or 5% of sales) in 2010 compared to $1,387,665 (or 43% of sales) in 2009. The loss from operations decreased due to higher sales volume and operating margins.

Interest expense, net Overall interest expense, net, increased. Interest expense is higher due to increased borrowings, offset by interest income on higher invested cash balances.

Net loss Net loss for 2010 decreased $561,973, compared to 2009. The decrease in net loss is due to higher sales volume and operating margins.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

6.  Please refer to the second paragraph of the audit report provided by R.R. Hawkins & Associates International, PSC. We note that the disclosure in this paragraph suggests that the scope of the independent registered public accounting firm's (the "independent accounting firm") audit may have been limited solely to the "schedule of accounts receivable." In this regard, please amend your filing to include an audit report in which the independent accounting firm acknowledges (I) the requirement to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and (II) its responsibility to examine, on a test basis, evidence supporting the amounts and disclosures in the financial statements. If the audit was limited to any degree or purpose, please include an explanation from the independent accountants in your response.

Response

The requested audit report is attached hereto on Schedule I.  We will amend our prior filing on Form 10-K for the fiscal year ended December 31, 2010 accordingly.

Notes to Consolidated Financial Statements

Note 1 -Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies

Research and Development Costs, page 41

7.  You disclose that you capitalize and amortize research and development costs over their useful life once management has determined that a project will have future use. Please tell us the basis for your capitalization of research and development costs, how your accounting policy complies with the guidance outlined in FASB Accounting Standards Codification 730-10-25-1 and 2, and the amount of capitalized research and development costs reported in your balance sheets at December 31, 2010 and June 30, 2011 and where. Additionally, please clarify for us the disclosures on pages 11, 29 and 41 that indicate that research and development expenses were not material when your primary focus at this time, as indicated on page 4, appears to be the conduct of research and development as it relates to the potential Thor and Odin products.

Response

The Company will revise future filings to clarify its primary focus in Part I (page 4).

Future filings will include revised disclosure similar to the following:

The Development of the THOR-LVX (“THOR”) Advanced Explosives Detection System was completed in 2009.  We are currently focused on the marketing, manufacturing and distribution of THOR in the United States and other counties.

Future filings will include additional disclosure regarding the Company’s research and development accounting policy similar to the following:

Research and development costs, which relate primarily to the development, design and testing of products, are expensed as incurred.  Research and development expense is included in selling and administrative expense, and was insignificant in 2010 and 2009.

The Company has no capitalized research and development costs on its books, as prescribed by guidance outlined in FASB Accounting Standards Codification 730-10-25-1 and 2.

8.  Please explain to, as well as disclose, how you plan to account for the consulting and services agreement that you entered into with Idaho State University. To the extent that you expect to incur (I) costs that will be expensed as incurred and (II) costs that will be capitalized, provide us with a detailed analysis of the types of costs expected to be accounted for under each methodology. In addition, cite any accounting literature which you believe supports your planned accounting treatment.

Response

Costs related to purchasing parts and assembly-related costs for the THOR unit will be capitalized for the manufacture of the unit.  The research and development phase was completed in 2009 at the Lebedev Physical Institute.  Costs incurred with respect to testing and consulting will be expensed as incurred pursuant to FASB Accounting Standards Codification 720-15-25-1.

Future filings will include disclosure similar to the above to the extent required.

Note 10 - Shareholders' Equity

Common Stock Warrants, page 48

9.  We note that on May 27, 2011, you reduced the exercise prices attributable to both your Class C Warrants and Class D Warrants to $0.20 per share. Please explain to us and disclose the business purpose or economic reason for the changes to the exercise prices. In addition, explain your accounting treatment given to these modifications, as well as the basis for such treatment.

Response

The Company reduced the warrant exercise price to $0.20 per share as part of the terms of an additional round of financing from its Class C and Class D warrant holder.  The Company believed that accepting this term was necessary in order to close the financing (the sale of stock and warrants on May 27, 2009) and to keep the Company operating.  No accounting entries were recorded in connection with reducing the exercise price.  The difference between the warrants’ fair value immediately before and after the modification of the exercise price was insignificant and, therefore, no accounting entry was made.

Future filings will include disclosure similar to the above to the extent required.

Note 17 - Commitments and Contingencies, page 53

10.  Please include here and in your interim period filings disclosure concerning material legal matters pursuant to Accounting Standards Codification 450-20-50-3, 4 and 9, and 270-10-50-6. Your disclosure should not cross reference to such matters that may be disclosed elsewhere, in sections of your filings outside of the notes to the financial statements.

Response

The Company will revise future filings to disclose material legal matters pursuant to Accounting Standards Codification 450-20-50-3, 4 and 9, and 270-10-50-6 in the Commitments and Contingencies footnote.

Future filings will include expanded disclosure in the Commitments and Contingencies footnote similar to the following:

During the period between July 9th and 13th, 2010, the Company, Louis J. Brothers and Larry K. Wilhide were served by mail courier with a Statement of Claim (“Statement”) filed with the American Arbitration Association by Advanced Technology Development, Inc. (“ATD”).  Summarizing in general terms, ATD’s arbitration claims one through four are based upon allegations the Company failed to perform or pay ATD for goods pursuant to two separate supply contracts. Claims five through eight are based upon the Company’s activities in the promotion and sale of the ODIN imaging device.  Claims nine through thirteen are based upon the Company’s alleged misuse of ATDs’ “ULDRIS” mark.  The final claim seeks injunctive relief.

The parties agreed to the appointment of Phillip D. O’Neil, Jr. as the Sole Arbitrator and the arbitration proceeding was heard from April 27 through April 29, 2011.  On July 31, the Arbitrator issued an Interim Award, finding that the Company breached the Scanner Agreement by failing to pay ATD $228,194.  Because ATD never actually delivered a second unit, the Arbitrator has ordered the parties to brief the issue of damages, interest, costs and attorney fees before a Final Award will be issued.  The Arbitrator also found that the Company breached the Space Supply Contract and a balance of $42,376 is owed, plus interest.

On October 18, 2011, the Sole Arbitrator determined that ATD is the “prevailing party” for the purposes of shifting attorney’s fees but the fee award against the Company will be limited to the core contractual claims and the Company’s counterclaim.  Although the exact amount of the award has not been announced, the Company has accrued a loss contingency of $300,000.   The Company estimates the loss range to be between $200,000 and $566,000, but the loss could be higher.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 54

11.  Please refer to your disclosure in "Item 9A" of your fiscal year 2010 Form 10-K and "Item 4" of your subsequent filings on Form 10-Q for the periods ended March 31, 2011 and June 30, 2011. We note that you have not concluded on the effectiveness of your company's disclosure controls and procedures in any of the aforementioned reports. Furthermore, your disclosure in each of the aforementioned filings on Form 10-Q incorrectly makes reference to an "evaluation date" of December 31, 2010. In this regard, please amend each of your reports to include a conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of their respective reporting periods.

Response

Under the supervision and with the participation of our principal executive officer/principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of December 31, 2010, March 31, 2011 and June 30, 2011.  During this evaluation, we identified a material weakness in our internal control over financial reporting.  We have a limited staff so a limited number of people perform all financial duties.  Much of our financial accounting is performed by outside accountants not affiliated with our independent registered public accounting firm.  In addition, we determined that one set of our previously filed financial statements requires an adjustment.  Accordingly, the principal executive officer/principal financial officer concluded that the disclosure controls and procedures were not effective to provide reasonable assurance that information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports or submitted by the Company under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to management, including our principal executive officer/principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We will amend our prior filings on Form 10-K for the fiscal year ended December 31, 2010, Form 10-Q for the fiscal quarter ended March 31, 2011 and Form 10-Q for the fiscal quarter ended June 30, 2011 accordingly.  We will similarly amend our prior filing on Form 10-Q for the fiscal quarter ended September 30, 2010 and amend our affected financial statements as noted above.  In addition, we will revise future filings to conclude on the effectiveness of the Company’s disclosure controls and procedures as of the end of their respective reporting periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Balance Sheet, page 3

12.  We note that your accounts receivable balance as of June 30, 2011 exceeded your total sales for the quarter then ended. According to your accounts receivable accounting policy, as disclosed on page 8 of your filing, receivables are typically due within 14 to 45 days and are reviewed for collectability when they become past due. Based upon your disclosure in Note 14 to your June 30, 2011 financial statements, the entire outstanding accounts receivable balance at June 30, 2011 related to one customer.   We also note from your disclosure on page 8 of your filing that no allowance for doubtful accounts was recorded at June 30, 2011. In this regard, please tell us how you determined that your entire accounts receivable balance at June 30, 2011 was collectable, the amount of the balance past due, the amount of the balance subsequently collected, and the reason for any delays in collections. Additionally, tell us the cumulative sales for the six-month period ended June 30, 2011 which were made to the customer to which the outstanding receivables balance relates.

Response

From July 1, 2011 through October 8, 2011, the Company has collected $3,086,953 of the outstanding accounts receivable balance of $4,853,876.  The accounts receivables balance forty-five days past due at June 30, 2011 was $3,025,717.  The Company believed that since this customer had a long history and previously paid for over $20 million in sales that the receivables as of June 30, 2011 were collectable.  The reason for the delay in collection was a disruption in the customer’s cash flow as a result of the earthquake in Japan during the first quarter of 2011.  The cumulative sales for the six month period ended June 30, 2011 to the customer with the outstanding receivable balance were $8,451,035.

Notes to Condensed Consolidated Financial Statement (unaudited)

Note 12 - Description of Leasing Arrangements, page 16

13.  We note that the schedule of future minimum lease payments at June 30, 2011, as disclosed in Note 12, does not appear consistent with the disclosure of the base rent for your office lease on page 21 of MD&A. Please reconcile these disclosures for us.

Response

The schedule of future minimum lease payments at June 30, 2011 does not reconcile with the disclosure regarding base rent on page 21 of Management’s Discussion and Analysis because the Company pays a combined base rent for the Company’s Covington and Erlanger facilities of $5,940. The lease for the Erlanger facility expires at the end of 2011. Accordingly, the base rent will be reduced to $3,731 on December 31, 2011 unless the company renews the Erlanger lease. The base rent of $5,940 is dependent upon both facilities being leased past December 31, 2011.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

14.  We note that your accounts payable and accrued expenses balances reported at June 30, 2011 were significantly higher than the balances reported at December 31,2010. In this regard, please tell us and disclose the underlying reason for this increase - including, whether delayed collections of outstanding receivables are a contributing factor. As part of your response, please quantify the amount of your accounts payable balance at June 30, 2011 that was past due, if any, and the respective period of delinquency (e.g., an aging), if applicable. Additionally, tell us and disclose whether your liquidity has been impacted by your decision to no longer require advance payments on customer orders, as noted from your discussion of deferred revenue in Note 6 to your June 30, 2011 financial statements.

Response

The increase in accounts payable and accrued expenses resulted from a delayed payment by one of our customers due to the earthquake in Japan during the first quarter of 2011.  The delayed customer payment required the Company to seek extended payment terms from vendors, which were granted.  With respect to the Company no longer requiring advanced payment from customers, the effect on liquidity is offset by vendors granting the Company extended payment terms.

Attached hereto on Schedule II is an aging schedule of accounts payable as of June 30, 2011.

Future filings will include disclosure similar to the above to the extent required.

Results of Operations

Summary Comparison Operating Results, page 21

15. Please revise your discussion of results of operations to address both the most recent quarter and the year-to-date interim period. Refer to Item 303(b)(2) for further guidance.

Response

The Company will revise future filings to include a discussion of results of operations that addresses both the most recent quarter and the year-to-date interim period.

Future filings will include expanded disclosure similar to the following:

The following discussions are based on the unaudited condensed consolidated financial statements of Valley Forge Composite Technologies and its subsidiaries. These charts and discussions summarize our financial statements for the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010, and should be read in conjunction with the financial statements, and notes thereto, included with the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011.

SUMMARY COMPARISON OPERATING RESULTS

		Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010
Gross Profit		$277,921	$553,194	$1,590,496	$1,140,388
Total operating expenses		539,584	363,642	1,168,090	899,239
Income (loss) from operations		(261,663)	189,552	422,406	241,149
Total other income (expense)		(146,026)	44,972	(142,156)	(499,984)
Net income (loss)		(407,689)	234,524	280,250	(258,835)
Other comprehensive loss		(19)	--	(27)	--
Comprehensive income (loss)		$(407,708)	$234,524	$280,223	$(258,835)
Net income (loss) per share:
Basic		$(0.01)	$0.01	$0.01	$(0.01)
Diluted	S	(0.01)	0.01	$0.00	$(0.01)

To date, no revenues have been attributable to sales from ODIN or THOR.  All sales for the first six months of 2011 and 2010 have been for Aerospace Products and other mechanical devices. As explained above, we have experienced an increase in revenues due to enhanced relationships with existing momentum wheel customers.  Gross profit in 2011 includes approximately $1,000,000 from an order that is not expected to continue.

Operating expenses The following table shows our operating expenses:

	For the three months ended June 30,			For the six months ended June 30,
	2011	2010	Percent Change	2011	2010	Percent Change
Selling and administrative expenses	$334,629	$363,642	(8)%	$758,179	$899,239	(16)%
Share-based payments	204,955	-	100%	409,911	-	100%
Total operating expenses	$539,584	$363,642	48%	$1,168,090	$899,239	30%

Selling and administrative expenses decreased $29,013 for the three months ended June 30, 2011 compared to the same period of 2010 because of a $90,487 increase in professional fees and a $142,047 decrease in amortization expense.  The decrease in amortization expense was due to the conversion of notes to common stock on March 22, 2010. The $204,955 increase in the share-based payments was due to the Company granting certain employees on September 13, 2010 the option to purchase 4,050,000 shares of common stock.  Total operating expenses were 17% and 10% of sales for the three months ended June 30, 2011 and 2010.

Selling and administrative expenses decreased $141,060 for the six months ended June 30, 2011 compared to the same period of 2010 primarily because of a $79,578 increase in professional fees, a $154,252 decrease in amortization expense and a $72,365 decrease in salaries.  The decrease in amortization expense was due to the conversion of notes to common stock on March 22, 2010. The $409,911 increase in the share-based payments was due to the Company granting certain employees on September 13, 2010 the option to purchase 4,050,000 shares of common stock.  Total operating expenses were 12% and 11% of sales for the six months ended June 30, 2011 and 2010.

16.  Please explain to us and disclose the details associated with the $1,000,000 included in 2011 gross profit from an order that is not expected to continue.

Response

The Company had some legacy momentum wheel product in inventory that was not available from other vendors.  A customer desired to purchase this inventory at a high price and high profit margin to the Company.  This particular product can no longer be manufactured because the components and parts are no longer available.

Future filings will include disclosure similar to the above to the extent required.

In connection with our response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (859) 581-5111 or Keith McClellan, General Counsel, at (814) 574-4986 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Louis J. Brothers

Louis J. Brothers
President, Chief Executive Officer and Chief Financial Officer
Valley Forge Composite Technologies, Inc.

cc:	Keith L. McClellan, General Counsel John C. Rodney, Thorp Reed & Armstrong, LLP Rachel L. Smydo, Thorp Reed and Armstrong, LLP

Schedule I

Board of Directors
Valley Forge Composite Technologies, Inc.
Covington, Kentucky

Report of Independent Registered Public Accounting Firm

We have audited the consolidated balance sheet of Valley Forge Composite Technologies, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ending December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Forge Composite Technologies, Inc. as of December 31, 2009 and 2008, the results of operations, stockholders’ equity and its cash flows for the years ending December 31, 2009 and 2008 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred net losses since inception, which raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ R.R. Hawkins & Associates International, PSC
April 13, 2010
Los Angeles, CA

Corporate Headquarters
5777 W. Century Blvd.  , Suite No. 1500
Los Angeles, CA 90045
T: 310.553.5707  F: 310.553.5337
www.rrhawkins.com

Schedule II

Valley Forge Composite Technologies, Inc.
A/P Aging Summary
As of June 30, 2011

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
Advanced Technology Development	0.00	0.00	0.00	0.00	10,194.00	10,194.00
Aeroflex	1,012,050.00	0.00	0.00	0.00	1,951,650.00	2,963,700.00
Ampco Parking	165.00	0.00	0.00	0.00	0.00	165.00
Avnet Electronics	0.00	525,593.00	959,733.40	0.00	0.84	1,485,327.24
Cincinnati Bell	192.74	0.00	0.00	0.00	0.00	192.74
Clairmont Paciello	13,865.00	0.00	0.00	0.00	0.00	13,865.00
CPX RiverCenter Office, LLC	6,271.81	0.00	0.00	0.00	0.00	6,271.81
Crystal Research	0.00	0.00	0.00	0.00	20,000.00	20,000.00
Gateway Kentucky Properties	1,811.50	0.00	0.00	0.00	0.00	1,811.50
L&M Consulting	0.00	0.00	0.00	0.00	50,000.00	50,000.00
LexisNexis	160.00	0.00	0.00	0.00	0.00	160.00
Louis C. Brothers	24.99	0.00	0.00	0.00	0.00	24.99
Next Generation Reporting, LLC	0.00	5,270.00	0.00	0.00	0.00	5,270.00
Peregrine	729,200.00	0.00	0.00	0.00	0.00	729,200.00
Powerbox	40,020.00	0.00	0.00	0.00	0.00	40,020.00
Standard & Poor's	100.00	0.00	0.00	0.00	0.00	100.00
The Dental Care Plus Group	59.31	0.00	0.00	0.00	0.00	59.31
Triple Crown Country Club	533.07	0.00	0.00	0.00	0.00	533.07
United Healthcare	900.51	0.00	0.00	0.00	0.00	900.51
TOTAL	1,805,353.93	530,863.00	959,733.40	0.00	2,031,844.84	5,327,795.17

						5,268,247.24